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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2014_____ AND ENDING _____December 31, 2014_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFM Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Keystone Plaza, Suite 300, North Front & Market Streets

(No. and Street)

Harrisburg	Pennsylvania	17101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debra J. Goodnight   (717) 232-2723

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller

(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350	Horsham	Pennsylvania	19044
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 0 2 2015

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Debra J. Goodnight__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PFM Fund Distributors, Inc.__ ,. as of __December 31__ , 20 __14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

__Signature__

Secretary, Financial and Operations Principal
Title

__Notary Public__

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PFM FUND DISTRIBUTORS, INC. (A WHOLLY-OWNED SUBSIDIARY OF PFM ASSET MANAGEMENT LLC)

Financial Statements and
Supplementary Information

December 31, 2014





PFM FUND DISTRIBUTORS, INC. (A WHOLLY-OWNED SUBSIDIARY OF PFM ASSET MANAGEMENT LLC)

Financial Statements and
Supplementary Information

December 31, 2014



PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)
December 31, 2014

CONTENTS



Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFM Fund Distributors, Inc.
(A Wholly-Owned Subsidiary of
    PFM Asset Management LLC)
Harrisburg, Pennsylvania

We have audited the accompanying financial statements of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) (a Pennsylvania corporation) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. PFM Fund Distributors, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. PFM Fund Distributors, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PFM Fund Distributors, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of PFM Fund Distributors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Audit & Accounting | Tax Strategies | Business Advisory | Technology Solutions | Human Capital Resources

Member of The Leading Edge Alliance

The supplementary information on Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of PFM Fund Distributors, Inc.'s financial statements. The supplemental information is the responsibility of PFM Fund Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 24, 2015

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$ 84,388
Due from parent, net	29,140
Prepaid expenses	79,264
Total assets	$ 192,792

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 11,441
Stockholder's equity:	
Common stock, $10 par value; 100 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	179,000
Retained earnings	1,351
Total stockholder's equity	181,351
Total liabilities and stockholder's equity	$ 192,792

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Operations
Year Ended December 31, 2014

Revenue:	
Marketing and distribution fee income	$ 1,715,237
Other income	1,946,847
Total revenue	3,662,084
Expenses:	
Salaries and bonuses	2,331,165
Employee benefits	723,768
General and administrative expenses	468,275
Registration fees and dues	119,293
Other operating expenses	19,583
Total expenses	3,662,084
Net income	$ -

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2013	$ 1,000	$ 179,000	$ 1,351	$ 181,351
Net income	-	-	-	-
Balance, December 31, 2014	$ 1,000	$ 179,000	$ 1,351	$ 181,351

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due from parent, net	17,189
Increase in prepaid expenses	(6,448)
Increase in accounts payable	3,020
Net cash provided by operating activities	13,761
Net increase in cash	13,761
Cash, beginning of year	70,627
Cash, end of year	$ 84,388

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Notes to Financial Statements
December 31, 2014

(1) Organization and Nature of Business

PFM Fund Distributors, Inc. (the Company) was formed as PFMAM, Inc. on July 16, 2001, to operate as a broker-dealer under the Securities Exchange Act of 1934. The Company's sole purpose is to serve as the distributor or marketing agent for local government investment pools and registered investment companies for which the Company's parent serves as investment adviser and/or administrator and/or transfer agent. Shares in these local government investment pools and registered investment companies are offered and sold only to institutional investors, the majority of which are state and local governmental entities. The Company has no present plans to buy, sell, or trade securities.

PFM Asset Management LLC (the Parent) is the sole stockholder of the Company. To date and in the foreseeable future, the Company will be dependent on its parent for capital infusions and administrative support. The Parent is a wholly-owned subsidiary of PFM Investment, LLC, which is a wholly-owned subsidiary of PFM I, LLC.

(2) Summary of Significant Accounting Policies

Revenue Recognition

The Company generally bills in arrears for marketing agent and distribution services performed. Typically, such fees are calculated as a percentage of the underlying fund's net assets and are collected by the Parent.

In addition, the Company bills the Parent for marketing activities related to the Parent's investment advisory and administrative contracts. Amounts billed to the Parent by the Company represent the excess of expenses incurred by the Company over the amount of revenues recognized by the Company in servicing such contracts, as well as its own marketing agent and distribution services contracts. In 2014, the Company billed the Parent $1,946,847 for activities related to the Parent's investment advisory and administrative contracts, which is included as "other income" in the accompanying financial statements.

Income Taxes

The Company recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files income tax returns in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2011. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and amounts due from the Parent. The Company uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. Amounts due from the Parent are unsecured.

The Company's sole customers are local government investment pools and registered investment companies. Services to these customers are provided under contractual arrangements. Historically, the Company has incurred no bad debt. The Company assesses the financial strength of its customers on an ongoing basis.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2015, which is the date the financial statements were issued.

(3)   Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $72,947, which was $47,947 in excess of its required net capital of $25,000. The Company's aggregate indebtedness was $11,441; the ratio of aggregate indebtedness to net capital was less than 1 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

SUPPLEMENTARY INFORMATION

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
  Securities and Exchange Commission
December 31, 2014

Net capital:

Total stockholder's equity	$ 181,351
Deductions from and/or changes to stockholder's equity:	
Total nonallowable assets	(108,404)
Net capital	72,947
Computation of basic net capital requirement:	
Minimum net capital required	25,000
Net capital in excess of minimum requirement	$ 47,947
Net capital as reported on the Company's FOCUS report - Part IIA	$ 72,947
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 11,441
Percentage of aggregate indebtedness to net capital	15.7%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Schedule II
Information Relating to the Possession or Control Requirements Under Rule
    15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).



Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFM Fund Distributors, Inc.
(A Wholly-Owned Subsidiary of
   PFM Asset Management LLC)
Harrisburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC), identified the following provisions of 17 C.F.R. §15c3-3(k) under which PFM Fund Distributors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) PFM Fund Distributors, Inc. stated that PFM Fund Distributors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PFM Fund Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PFM Fund Distributors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 24, 2015

Audit & Accounting | Tax Strategies | Business Advisory | Technology Solutions | Human Capital Resources

Member of The Leading Edge Alliance

PFM Fund Distributors, Inc.

A Wholly-Owned Subsidiary of PFM Asset Management LLC

Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5

PFM Fund Distributors, Inc. does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

PFM Fund Distributors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Signed:

_____   2/11/15

Debra J. Goodnight
Secretary, PFM Fund Distributors, Inc.   Date



Kreischer Miller

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

PEOPLE | IDEAS | SOLUTIONS

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

The Board of Directors
PFM Fund Distributors, Inc.
(A Wholly-Owned Subsidiary of
   PFM Asset Management LLC)
Harrisburg, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 24, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
15*15*********1882*********************MIXED AADC 220
053496   FINRA   DEC
PFM FUND DISTRIBUTORS INC
N FRONT & MARKET STS
100 MARKET ST STE 300
HARRISBURG PA 17101-2044
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Debra J. Goodnight, (717) 232-2723

2. A. General Assessment (item 2e from page 2) $ ___4.288___

   B. Less payment made with SIPC-6 filed (exclude interest)   (___2.133___)

   _7/24/14_
   Date Paid

   C. Less prior overpayment applied   (___—___)

   D. Assessment balance due or (overpayment)   ___2.155___

   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum   ___—___

   F. Total assessment balance and interest due (or overpayment carried forward) $ ___2.155___

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ ___2155___

   H. Overpayment carried forward $(___—___)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PFM Fund Distributors, Inc.
(Name of Corporation, Partnership or other organization)

Debra J Goodnight
(Authorized Signature)

Dated the _13th_ day of _February_, 20 _15_ .

Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __3,662,084__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities.   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

Total additions   —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   —

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   —

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C): The broker-dealer receives a dollar-for-dollar reimbursement from its Parent so that it may remain in business in accordance with formal arrangements with its Parent. See attached.   1,946,847
    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ____ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____ —

Enter the greater of line (i) or (ii)   —

Total deductions   1,946,847

2d. SIPC Net Operating Revenues $ __1,715,237__

2e. General Assessment @ .0025 $ __4,288__

(to page 1, line 2.A.)

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